OMS Energy Technologies Inc.

10 Gul Circle

Singapore 629566

April 24, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Inessa Kessman

Re:	OMS Energy Technologies Inc.
Registration Statement on Form F-1, as amended (File No. 333- 282986) Request for Acceleration of Effectiveness

Dear Madam,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OMS Energy Technologies Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on April 28, 2025, or as soon thereafter as practicable.

Very truly yours,

OMS Energy Technologies Inc.

By:	/s/ How Meng Hock
	Name:	How Meng Hock
	Title:	Chief Executive Officer, Executive Director and Chairman of the Board